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October 9, 2012 VIA EDGAR James Peklenk Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Doha	Riyadh
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Re:	Corcept Therapeutics, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 0-50679

Dear Mr. Peklenk:

Reference is made to the letter dated September 25, 2012 from the Staff relating to the above-referenced filings. As discussed, the Company has requested additional time to respond to the comments from the Staff. The Company expects to respond to the Staff’s comments on or before October 24, 2012.

Please contact the undersigned at (650) 463-2677 if you have any questions regarding this request.

Very truly yours,

/s/ Kathleen M. Wells

Kathleen M. Wells

of LATHAM & WATKINS LLP

cc:	G. Charles Robb, Chief Financial Officer